Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors Announcement

Key highlights:

•	Tata Motors Ltd (TML) Board approves plan to subsidiarize TML’s Passenger Vehicles (PV) including Electric Vehicles (EV) business into a separate subsidiary through a scheme of arrangement
•	This shall help provide differentiated focus for the PV and CV businesses and help each of them realise their potential
•	This decision is a first step in our plans to secure mutually beneficial strategic alliances for the domestic PV business and help secure its long-term viability
•	Shailesh Chandra, President EV and Corporate Strategy, is appointed President PV business including EV business with effect from April 1, 2020
•	Mayank Pareek, currently President PV, shall be retiring from TML as of end April 2020.

Mumbai, March 27, 2020:  TML Board has in-principle approved to subsidiarize TML’s PV business (including EV) by transferring relevant assets, IPs and employees directly relatable to the PV business for it to be fully functional on a standalone basis through a slump sale. However, certain shared services and central functions will be retained at TML to deliver cost efficiencies for the entire group. The proposed transfer shall be implemented through a scheme of arrangement, which will be tabled for approval to the TML Board over the next few weeks. Implementation of the scheme will be subject to regulatory and statutory approvals as applicable, including approval of shareholders and creditors. We expect the transfer process to be completed in the next one year.

The Passenger Vehicle business landscape is seeing rapid transformation in the form of tightening emission norms, push towards electrification, enhanced disruptions from autonomous and connected technologies. Additionally, India continues to remain an attractive market for global OEMs while the aspiration levels of the Indian consumer continue to rise requiring stepped up investments in contemporary products in a competitive market.

Over the last few years, TML’s PV business has implemented a strong turnaround and has earned its right to grow by launching a slew of successful products like the Tiago, Tigor, Nexon, Hexa, Harrier and most recently the Altroz and Nexon EV. A fully refreshed BSVI ready product portfolio based on the Impact 2.0 design philosophy, consistently improving NPS scores, improved retail market shares and an exciting entry into the EV space coupled with improved profitability makes the business ready to realise its potential.

However, the recent outbreak of COVID-19 virus increases the challenges faced by the business. In this situation our first priority is to secure the health and safety of our people while continuing to serve our customers and securing the viability of our ecosystem. Additionally, in sync with our strategy to “Win Sustainably” we will take decisive steps to strengthen our business over the long-term. A move towards subsidiarization of the PV business is the first step in securing mutually beneficial strategic alliances that provide access to products, architectures, powertrains, new age technologies and capital.

Along with this move, we are also pleased to announce the appointment of Shailesh Chandra, President EV and Corporate Strategy as President PV business including EV with effect from April 1, 2020. He will be assuming responsibility for the PV business from Mayank Pareek. Shailesh’s appointment at the start of the new financial year gives him the opportunity to shape the organization as we ready it to operate as a subsidiary once the necessary approvals are in place. Shailesh and Mayank will work on transition over the next few weeks post which Mayank will be retiring from TML by end of April 2020. We would like to thank Mayank for his contributions in getting TML PV business back on track to “Win Sustainably” and wish him well for the future.

ENDS

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com
Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.